Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary dated May 29, 2008

(Related to the Pricing Supplement No. 2008-MTNDD288, Subject to Completion, Dated May 29, 2008)

Notes Based Upon a Basket of Commodities Due             , 2011

Issuer:	Citigroup Funding Inc.
Security:	Notes Based Upon a Basket of Commodities due 2011
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes; however, because only 98% of the principal amount of the Notes is protected, you may receive an amount at maturity that is less than the amount you initially invest.
Protection of Initial Investment:	100% if held on the Maturity Date.
Pricing Date:	June , 2008.
Issue Date:	June , 2008.
Valuation Date:	Five Business Days before the Maturity Date.
Maturity Date	Approximately three years after the Issue Date.
Interest:	None.
Payment at Maturity:	For each US$1,000 Note, US$980 + Basket Return Amount, which may be positive or zero.
Basket Return Amount:	US$1,000 x Basket Return Percentage, provided that the Basket Return Amount per Note will not be less than zero and will not be more than approximately US$430 to US$470 (approximately 43% to 47% of the US$1,000 principal amount per Note) (to be determined on the Pricing Date).
Maximum Return Amount:	Approximately US$410 to US$450 (approximately 41% to 45% of the US$1,000 principal amount per Note) (to be determined on the Pricing Date).
Allocated Commodity Return:	Ending Price – Starting Price x Allocation Percentage Starting Price
Allocation Percentages:	The Allocation Percentage for each of the Basket Commodities will equal 25%.
Basket Return Percentage:	The sum of the Allocated Commodity Returns for each Basket Commodity.
Basket Commodities	Each of gold, platinum, aluminum and copper.
Issue Price:	100% of the principal amount.
Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement related to this offering for more information.
Sales Commission Earned:	US$17.50 to US$20.00 (to be determined on the Pricing Date) per Note for each Note sold by a Smith Barney Financial Advisor.
Sales Concession Granted:	Not to exceed US$17.50 to US$20.00 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.

(continued on next page)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Starting Price:	•

For gold, the price, stated in U.S. dollars, of a troy ounce of gold as set by the five members of the London Gold Market Fixing Ltd. (“LGMF”) during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time on the Pricing Date, as quoted on Reuters Page “GOFO” or any successor page;

•

For platinum, the price, stated in U.S. dollars, of a troy ounce gross of platinum as set by the fixing members of the London Platinum and Palladium Market (“LPPM”) during the afternoon session of the twice daily platinum price fix which starts at 2:00 p.m. London, England time on the Pricing Date, as quoted on Reuters Page “STBL” or any successor page;

•

For aluminum, the cash settlement price per ton, stated in U.S. dollars, of high grade primary aluminum traded on the London Metal Exchange (“LME”) on the Pricing Date, as quoted on Reuters Page “SETTMAL01” or any successor page; and

•	For copper, the cash settlement price per ton, stated in U.S. dollars, of copper grade A traded on the LME on the Pricing Date, as quoted on Reuters Page “SETTMCU01” or any successor page.

Ending Price:	•

For gold, the price, stated in U.S. dollars, of a troy ounce of gold as set by the five members of the LGMF during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time on the Valuation Date, as quoted on Reuters Page “GOFO” or any successor page;.

•

For platinum, the price, stated in U.S. dollars, of a troy ounce gross of platinum as set by the fixing members of the LPPM during the afternoon session of the twice daily platinum price fix which starts at 2:00 p.m. London, England time on the Valuation Date, as quoted on Reuters Page “STBL” or any successor page;

•

For aluminum, the cash settlement price per ton, stated in U.S. dollars, of high grade primary aluminum traded on the LME on the Valuation Date, as quoted on Reuters Page “SETTMAL01” or any successor page; and

•	For copper, the cash settlement price per ton, stated in U.S. dollars, of copper grade A traded on the LME on the Valuation Date, as quoted on Reuters Page “SETTMCU01” or any successor page.

Denominations:	Minimum denominations and increments of US$1,000.

Listing:	None

Calculation Agent:	Citibank, New York – Commodity Derivatives Calculations

Business Day:	Any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close; provided, that with respect to a Market Disruption Event relating to platinum, any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York, in London, England or in Zurich, Switzerland are authorized or obligated by law or executive order to close; provided, further, that with respect to a Market Disruption Event relating to aluminum or copper, any day on which the LME is open for trading and the cash settlement price of aluminum or copper is calculated and published.

CUSIP:

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Notes Based Upon a Basket of Commodities Due 2011 (the “Notes”) are hybrid investments and combine characteristics of commodity and fixed-income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 98% principal protection if held at maturity. However, instead of paying periodic interest, the return on these Notes is based upon the Allocated Commodity Returns, the change in the price of each of the Basket Commodities making up the underlying commodity basket from the Pricing Date to the Valuation Date. The Notes are 98% principal protected if held to the Maturity Date. As described below, the amount you receive at maturity could be less than your initial investment in the Notes and could be as little as US$980 per Note.

The Notes are commodity basket-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately three years. At maturity, you will receive an amount in cash equal to US$980 per Note plus the Basket Return Amount, if any, which may be positive or zero. The Basket Return Amount will depend on the Basket Return Percentage. The Basket Return Percentage depends upon the percentage change from the Pricing Date to the Valuation Date in the prices of the Basket Commodities as measured by (i) in the case of gold, the London PM Fix price of a troy ounce of gold for delivery in London, as set by the LGMF, (ii) in the case of platinum, the London PM Fix price of a troy ounce gross of platinum for delivery in Zurich, as set by the LPPM, (iii) in the case of aluminum, the cash settlement price per ton of high grade primary aluminum traded on the LME and (iv) in the case of copper, the cash settlement price per ton of copper grade A traded on the LME. Each Allocated Commodity Return will be given an allocation of 25%. If the Basket Return Percentage on the Valuation Date is less than or equal to zero, the Basket Return Amount will equal zero and the payment you receive at maturity will equal only 98% of your initial investment in the Notes, or US$980 per Note. If the Basket Return Percentage on the Valuation Date is greater than zero, the payment you receive at maturity will equal US$980 per Note plus the Basket Return Amount. Because the amount you receive at maturity is determined by adding the Basket Return Amount to 98%, not 100%, of the principal amount of the Notes, the Basket Return Amount, even if greater than zero, will be offset by an amount equal to 2% of the principal amount of the Notes, or US$20 per Note. In addition, because the Maximum Return Amount limits the return on the Notes to approximately 41% to 45% (to be determined on the Pricing Date) of the principal amount of the Notes, or approximately US$410 to US$450 (to be determined on the Pricing Date) per Note, in no circumstance will the payment you receive at maturity be more than approximately US$1,410 to US$1,450 (to be determined on the pricing date) per Note.

Type of Investor

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to the potential appreciation of the prices of the Basket Commodities without substantial risk to their initial investments but who are willing to forego current income.

■	Investors expecting appreciation in the aggregate price of the Basket Commodities over the term of the Notes.

■	Investors who seek to add a commodity basket-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes, including payments of any principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Benefits of the Notes

■	Return Potential

The Basket Return Amount payable at maturity is based on the Allocated Commodity Returns, enabling you to participate in the potential appreciation in the price of the Basket Commodities during the term of the Notes without directly investing in the Basket Commodities.

■	Preservation of Your Investment

On the Maturity Date, you will receive at least 98% of the principal amount of the Notes you then hold regardless of the performance of the Basket Commodities’ prices.

■	Diversification

The Notes are linked to the performance of the Basket Commodities’ prices and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	You May Lose a Portion of Your Investment

The amount of the maturity payment will be based on the Basket Return Percentage. Unless the Basket Return Percentage is positive, the payment you receive at maturity will be limited to 98% of the principal amount of your initial investment in the Notes, or US$980 for each Note you then hold, in which case your investment in the Notes will result in a loss. This will be true even if the price of one or more of the Basket Commodities has increased at one or more times during the term of the Notes, but the values of the other basket commodities have decreased or have not increased sufficiently.

■	The Basket Return Amount Will Be Offset and The Appreciation of Your Investment Will Be Limited

The amount you receive at maturity will be determined by adding the Basket Return Amount to 98%, not 100%, of the principal amount of the Notes. Thus, the Basket Return Amount, even if greater than zero, will be offset by an amount equal to 2% of the principal amount of the Notes, or US$20 per Note. In addition, the Maximum Return Amount of 41% to 45% (to be determined on the Pricing Date) will operate to further limit the appreciation of your investment in the Notes. Thus, the Notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the price of one or more of the Basket Commodities and not subject to a cap.

■	The Use of the Sum of the Allocated Commodity Returns on a Basket of Commodities Instead of a Single Commodity Return May Lower the Return on Your Investment

Because the Basket Return Amount will be based on the sum of the Allocated Commodity Returns for each Basket Commodity, a significant increase in the price of one Basket Commodity during the term of the Notes may be substantially or entirely offset by a decrease in the price of one or more of the other Basket Commodities during the term of the Notes.

■	No Periodic Payments

You will not receive any periodic payments of interest or any other periodic payments during the term of the Notes.

■	Potential for a Lower Comparable Yield

The maturity payment is linked to the performance of the price of the Basket Commodities, which will fluctuate in response to market conditions. As a result, if the sum of the Allocated Commodity Returns is less than     %, the effective yield on the Notes will be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, the Allocation Percentages, changes in the price of the Basket Commodities, interest rates and Citigroup Funding and Citigroup’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include the original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, although holders will receive no payment on the Notes in tax years prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup, Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citibank, N.A. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant commodities or other instruments, such as options, swaps or futures, based upon the Basket Commodities, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citibank, New York – Commodity Derivatives Calculations’ role as the Calculation Agent for the Notes may result in a conflict of interest.

Gold Price

General

The Basket Return Amount, if any, will be determined in part by reference to the price of a troy ounce of gold for delivery in London, generally known as the “London PM Fix of

Gold Price.” The London PM Fix of Gold Price is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice daily gold price fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing.

The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of May 29, 2008, the five members of the London Gold Market Fixing Ltd. were the Bank of Nova Scotia—Scotia Mocatta, Barclays Capital, Deutsche Bank AG London, HSBC and Société Générale Corporate & Investment Banking.

You should refer to the pricing supplement related to this offering for additional information on the price of gold.

We have derived all information regarding the London PM Fix of Gold Price from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the Gold Price

The following table sets forth, for each of the quarterly periods indicated, the high and low London PM Fix of Gold Price, as reported by Reuters. These historical data on the price of gold are not indicative of the future performance of the price of gold or what the value of the Notes may be. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time over the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	$382.1000	$371.4000	$390.7000	$416.2500
	Low	$329.4500	$319.9000	$342.5000	$370.2500
2004	High	$425.5000	$427.2500	$415.6500	$454.2000
	Low	$390.5000	$375.0000	$387.3000	$411.2500
2005	High	$443.7000	$440.5500	$473.2500	$536.5000
	Low	$411.1000	$414.4500	$418.3500	$456.5000
2006	High	$584.0000	$725.0000	$663.2500	$648.7500
	Low	$524.7500	$567.0000	$573.6000	$560.7500
2007	High	$685.7500	$691.4000	$743.0000	$841.1000
	Low	$608.4000	$642.1000	$648.7500	$725.5000
2008 (through May 28)	High	$1,011.2500	$946.0000
	Low	$846.7500	$853.0000

The London PM Fix of Gold Price on May 28, 2008, as reported on Reuters Page “GOFO”, was $902.50.

Platinum Price

General

The Basket Return Amount, if any, will be determined in part by reference to the price of a troy ounce gross of platinum for delivery in Zurich, generally known as the “London PM Fix of Platinum Price.” The London PM Fix of Platinum Price is set by the members of the London Platinum and Palladium Market during the afternoon session of the twice daily platinum price fix which starts at 2:00 p.m. London, England time. During each session, orders are placed either with one of the fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing.

The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The platinum price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of May 29, 2008, the eleven full members of the London Platinum and Palladium Market were Barclays Capital, Bear Stearns Forex Inc., Credit Suisse, Engelhard Metals Limited, Goldman Sachs International, HSBC USA London Branch, Johnson Matthey Plc, Mitsui & Co. Precious Metals Inc. (London Branch), JPMorgan Chase Bank, Standard Bank Plc and UBS AG.

You should refer to the pricing supplement related to this offering for additional information on the price of platinum.

We have derived all information regarding the London PM Fix of Platinum Price from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Platinum and Palladium Market. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the Platinum Price

The following table sets forth, for each of the quarterly periods indicated, the high and low London PM Fix of Platinum Price, as reported by Reuters. These historical data on the price of platinum are not indicative of the future performance of the price of platinum or what the value of the Notes may be. Any historical upward or downward trend in the price of platinum during any period set forth below is not an indication that the price of platinum is more or less likely to increase or decrease at any time over the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	$704.0000	$685.0000	$714.00000	$840.0000
	Low	$603.0000	$603.0000	$665.0000	$710.0000
2004	High	$917.0000	$936.0000	$885.0000	$884.0000
	Low	$815.5000	$767.0000	$776.0000	$821.5000
2005	High	$883.0000	$897.0000	$930.0000	$1,012.0000
	Low	$844.0000	$853.0000	$860.0000	$914.0000
2006	High	$1,084.0000	$1,331.0000	$1,268.0000	$1,355.0000
	Low	$982.0000	$1,070.0000	$1,127.0000	$1,053.0000
2007	High	$1,248.0000	$1,329.0000	$1,377.0000	$1,544.0000
	Low	$1,118.0000	$1,235.0000	$1,240.0000	$1,353.0000
2008 (through May 28)	High	$2,273.0000	$2,182.0000
	Low	$1,531.0000	$1,878.0000

The London PM Fix of Platinum Price on May 28, 2008, as reported on Reuters Page “STBL”, was $2,054.00.

Aluminum and Copper Prices

General

The Basket Return Amount, if any, will be determined in part by reference to the cash settlement prices per ton of high grade primary aluminum and copper grade A set by the London Metal Exchange. The LME provides a transparent forum for the trading of futures contracts for non-ferrous metals and plastics. As a result of this trading, daily prices are “discovered” and published by the LME which the physical industry around the world use as the basis of price negotiations for the physical sale or purchase of metals or plastics. The cash settlement prices of aluminum and copper are set during the second “ring” or round of trading at the LME, during which session only those broker members permitted to take part in ring trading may process their clients’ orders on the trading floor. The cash settlement price is the last cash offer price quoted for the relevant metal at the end of the five-minute ring relating to the relevant metal in the second ring session of the day. As of May 29, 2008, the twelve “ring dealers” of the LME were Amalgamated Metal Trading Limited, Barclays Capital, ED & F Man Commodity Advisers Limited, MAREX Financial Limited, Metdist Trading Ltd., MF Global UK Limited, Natixis Commodity Markets Limited, Newedge Group (UK Branch), Société Générale, Sucden (UK) Limited, The Royal Bank of Scotland plc and Triland Metals Ltd.

You should refer to the pricing supplement related to this offering for additional information on the cash settlement prices per ton of high grade primary aluminum and copper grade A, including additional information on the LME.

We have derived all information regarding the method by which the LME arrives at settlement prices from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the LME. We make no representation or warranty as to the accuracy or completeness of such information.

Historical Data on the Aluminum Cash Settlement Price

The following table sets forth, for each of the quarterly periods indicated, the high and low cash settlement price per ton of high grade primary aluminum, as reported by Reuters. These historical data on the cash settlement price per ton of high grade primary aluminum are not indicative of the future performance of the cash settlement price per ton of high grade primary aluminum or what the value of the Notes may be. Any historical upward or downward trend in the cash settlement price per ton of high grade primary aluminum during any period set forth below is not an indication that the cash settlement price per ton of high grade primary aluminum is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	$1,459.0000	$1,440.5000	$1,505.0000	$1,592.5000
	Low	$1,340.5000	$1,314.5000	$1,378.0000	$1,415.0000
2004	High	$1,754.0000	$1,826.0000	$1,823.0000	$1,964.0000
	Low	$1,578.5000	$1,575.0000	$1,647.0000	$1,748.0000
2005	High	$2,031.5000	$1,991.0000	$1,909.0000	$2,289.0000
	Low	$1,809.0000	$1,694.0000	$1,675.0000	$1,831.0000
2006	High	$2,634.0000	$3,275.0000	$2,614.0000	$2,886.0000
	Low	$2,267.0000	$2,397.5000	$2,367.5000	$2,480.0000
2007	High	$2,953.0000	$2,871.0000	$2,791.0000	$2,582.0000
	Low	$2,682.0000	$2,626.0000	$2,316.0000	$2,335.5000
2008 (through May 28)	High	$3,175.0000	$3,042.0000
	Low	$2,359.0000	$2,816.0000

The LME cash settlement price per ton of high grade primary aluminum on May 28, 2008, as reported on Reuters Page “SETTMAL01,” was $2,888.00.

Historical Data on the Copper Cash Settlement Price

The following table sets forth, for each of the quarterly periods indicated, the high and low cash settlement price per ton of copper grade A, as reported by Reuters. These historical data on the cash settlement price per ton of copper grade A are not indicative of the future performance of the cash settlement price per ton of copper grade A or what the value of the Notes may be. Any historical upward or downward trend in the cash settlement price per ton of copper grade A during any period set forth below is not an indication that the cash settlement price per ton of copper grade A is more or less likely to increase or decrease at any time during the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	High	$1,728.0000	$1,711.5000	$1,824.5000	$2,321.0000
	Low	$1,544.5000	$1,564.0000	$1,638.0000	$1,790.5000
2004	High	$3,105.5000	$3,170.0000	$3,140.0000	$3,287.0000
	Low	$2,337.0000	$2,554.0000	$2,700.0000	$2,835.0000
2005	High	$3,424.5000	$3,670.0000	$3,978.0000	$4,650.0000
	Low	$3,072.0000	$3,113.0000	$3,444.0000	$3,905.0000
2006	High	$5,527.5000	$8,788.0000	$8,233.0000	$7,740.0000
	Low	$4,537.0000	$5,561.0000	$7,230.0000	$6,290.0000
2007	High	$6,940.0000	$8,225.0000	$8,210.0000	$8,301.0000
	Low	$5,225.5000	$6,916.0000	$6,960.0000	$6,272.5000
2008 (through May 28)	High	$8,881.0000	$8,884.5000
	Low	$6,666.0000	$8,176.0000

The LME cash settlement price per ton of copper grade A, on May 28, 2008, as reported on Reuters Page “SETTMCU01,” was $8,176.00.

Hypothetical Maturity Payment Examples

The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Prices on the amount payable on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

■ Issue Price: US$1,000 per Note

■ Starting Price of Gold: US$900.00

■ Starting Price of Platinum: US$2,065.00

■ Starting Price of Aluminum: US$2,960.00

■ Starting Price of Copper: US$8,360.00

■ Allocation Percentage: 25% for each of the Basket Commodities

■ Maximum Return Amount: US$410

■ Issue Date: June 27, 2008

■ Maturity Date: June 27, 2011

■ The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Price and Ending Price of each Basket Commodity.

	Hypothetical Basket Commodity Ending Price				Hypothetical Allocated Commodity Returns(1)
	Gold (US$)	Platinum (US$)	Aluminum (US$)	Copper (US$)	Gold	Platinum	Aluminum	Copper	Hypothetical Basket Return Percentage	Hypothetical Basket Return Amount(2)	Hypothetical Payment at Maturity(3)	Hypothetical Note Return	Hypothetical Note Return (% per annum)
1	$620.75	$1,377.00	$673.50	$12,420.50	-7.76%	-8.33%	-19.31%	12.14%	-23.255%	$0.00	$980.00	-2.00%	-0.67%
2	$872.00	$2,278.50	$1,477.50	$5,164.50	-0.78%	2.58%	-12.52%	-9.56%	-20.270%	$0.00	$980.00	-2.00%	-0.67%
3	$644.25	$2,895.00	$1,629.50	$7,196.50	-7.10%	10.05%	-11.24%	-3.48%	-11.772%	$0.00	$980.00	-2.00%	-0.67%
4	$1,113.75	$1,720.50	$1,308.12	$9,466.00	5.94%	-4.17%	-13.95%	3.31%	-8.877%	$0.00	$980.00	-2.00%	-0.67%
5	$809.50	$2,805.00	$1,594.00	$9,534.00	-2.51%	8.96%	-11.54%	3.51%	-1.581%	$0.00	$980.00	-2.00%	-0.67%
6	$1,035.00	$2,504.50	$2,064.00	$10,327.00	3.75%	5.32%	-7.57%	5.88%	7.385%	$73.85	$1,053.85	5.39%	1.80%
7	$930.00	$2,829.50	$3,363.00	$9,220.50	0.83%	9.26%	3.40%	2.57%	16.066%	$160.66	$1,140.66	14.07%	4.69%
8	$831.00	$2,828.50	$3,377.00	$12,315.50	-1.92%	9.24%	3.52%	11.83%	22.677%	$226.77	$1,206.77	20.68%	6.89%
9	$1,090.25	$3,736.00	$3,566.50	$7,618.50	5.28%	20.23%	5.12%	-2.22%	28.420%	$284.20	$1,264.20	26.42%	8.81%
10	$1,250.50	$2,849.00	$4,666.00	$13,360.00	9.74%	9.49%	14.41%	14.95%	48.589%	$430.00	$1,410.00	41.00%	13.67%

(1)	Hypothetical Allocated Commodity Return for each Basket Commodity = [(Ending Price – Starting Price)/ Starting Price] x 25%
(2)	Hypothetical Basket Return Amount = US$1,000 x Basket Return Percentage, provided that the Basket Return Amount will not be less than zero or greater than US$430.
(3)	Hypothetical Payment at Maturity = US$980 + Basket Return Amount

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. All investors should refer to the pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed annual comparable yield of %, compounded semi-annually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (although holders will receive no payment on the Notes prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, the Notes. If the total amounts we actually pay are, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If the total amounts we actually pay are, in fact, higher than this assumed amount, then a U.S. holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS Form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

A Note beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor a citizen of the U.S. should not be subject to U.S. federal estate taxes.

ERISA and IRA Purchase

Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the price of any Basket Commodity on any date of determination is not reported on the relevant Reuters page or any successor page thereto, but is otherwise published on Bloomberg Page “GOLDLNPM <INDEX>“ in the case of gold; Bloomberg Page “PLTMLNPM <INDEX>“ in the case of platinum; Bloomberg Page “LOAHDY <CMDTY>“ in the case of aluminum; and Bloomberg Page “LOCADY <CMDTY>“ in the case of copper, the relevant price will be determined by reference to such relevant Bloomberg page. If the price of any Basket Commodity on any date of determination is not reported on the relevant Reuters page or any successor page thereto, or Bloomberg page or any successor page thereto, but is otherwise published by the LGMF, the LPPM or the LME, as applicable, the price for that Basket Commodity will be determined by reference to the price of that Basket Commodity so published. If any price is unavailable on any date of determination because of a Market Disruption Event or otherwise, the price of that Basket Commodity, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the price of the Basket Commodity or the commodities futures underlying the Basket Commodity, as applicable, on that date obtained from as many dealers in the relevant Basket Commodity or in commodity futures underlying the Basket Commodities, as applicable (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such price available to the Calculation Agent. The determination of the price of the relevant Basket Commodity by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to three consecutive Business Days on which a Market Disruption Event is occurring, but not past the Business Day prior to maturity. You should refer to the section “Description of the Notes – Basket Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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